No ACT

PE
1-8-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035381

Received SEC
MAR 0 8 2009
Washington, DC 20549

March 8, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-8-09

Lawrence M.F. Spaccasi
Luse Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20015

Re: Hometown Bancorp, Inc.
Incoming letter dated January 8, 2009

Dear Mr. Spaccasi:

This is in response to your letter dated January 8, 2009 concerning the shareholder proposal submitted to Hometown Bancorp by John M. Smith. We also have received a letter from the proponent dated February 7, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John M. Smith

*** FISMA & OMB Memorandum M-07-16 ***

March 8, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hometown Bancorp, Inc.
Incoming letter dated January 8, 2009

The proposal provides that Hometown Bancorp stock "should be delisted from the OTC:BB or 'Pink Sheet' and moved to be listed on the NASDAQ Composite Market."

There appears to be some basis for your view that Hometown Bancorp may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Hometown Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2009 FEB 18 AM 11:08

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Hometown Bancorp, Inc. – Stockholder Proposal of John M. Smith

Gentlemen,

Please excuse the late response to Hometown Bancorp, Inc. attorneys' request to reject my proposal for the 2009 stockholders meeting. I have not had enough time to study all the materials submitted by the attorneys, but I am requesting that you to reject their request.

Hometown Bancorp, Inc. and their attorneys have continued to stonewall any requests for information and proposals that would involve and protect the interests of the minority shareholders. Therefore I am asking the Staff of the Division of Corporate Finance/Office of Chief Counsel to waive the requirements and reasons for rejecting my first proposal. This is only one way that minority shareholders can express themselves since we have no representation on the board of directors.

Hometown Bancorp's third reason to reject my proposal is a Catch-22 situation created by the company. With the stock price spiraling downward for no apparent reason, and being untradable because of its current listing status, the market value is below the five million dollar requirement which is exactly what the company desires. This allows them to suppress any minority shareholder requests by citing SEC regulations that fit their needs, and keep the stock listing on the over-the-counter bulletin board.

Basically my proposal calls for the stock to be listed on the NASDAQ Composite Market so that the stock is at least tradable for minority shareholders and the rest of the general public. You need to look past the regulations cited by Hometown Bancorp's attorneys and require the company to submit my proposal to the shareholders.

Your attention to my request is greatly appreciated.

Yours truly,

John M. Smith

John M. Smith

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2037

WRITER'S E-MAIL
lspaccasi@luselaw.com

VIA HAND DELIVERY

January 8, 2009

RECEIVED
2009 JAN -9 AM 10: 20

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: **Hometown Bancorp, Inc. – Stockholder Proposal of John M. Smith**
(Exchange Act of 1934 – Rule 14a-8)

Ladies and Gentlemen:

This letter is to inform you that our client, Hometown Bancorp, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and supporting statement received from John M. Smith (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BACKGROUND

On December 4, 2008, the Company received a letter with five stockholder proposals dated December 3, 2008 from one stockholder (attached as Exhibit A). The Company responded to the Proponent by a letter dated December 9, 2008 via overnight mail setting forth procedural defects under Rules 14a-8(b) and 14a-8(c) (attached as Exhibit B). As a courtesy, the Company also included in the December 9, 2008 response a copy of Rule 14a-8. The Proponent responded with a letter dated December 23, 2008 correcting the noted procedural defects and choosing his first stockholder proposal from the letter dated December 3, 2008 as the proposal he would like the Company to include in its 2009 Proxy Materials (attached as Exhibit C). The proposal would ask stockholders to approve listing the Company's common stock on the NASDAQ Market instead of its current market, the Over the Counter Bulletin Board (the "Proposal").

The Company's 2009 Annual Meeting of Stockholders (the "Annual Meeting") is scheduled to be held in May 2009. The matters to be proposed for consideration by stockholders at the Annual Meeting are as follows: 1) the election of directors; and 2) the ratification of independent auditors. The Company intends to file its definitive proxy materials on or about April 1, 2009.

The Company hereby requests confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action to the Commission if the Company were to omit the Proposal from its 2009 Proxy Materials for the reasons set forth below.

THE PROPOSAL

The Proposal states as follows:

Hometown Bancorp, Inc. stock should be delisted from the OTC:BB or "Pink Sheet" and moved to be listed on the NASDAQ Composite Market.

Rationale/Explanation: The OTC:BB, where Hometown Bancorp, Inc. stock is listed, is generally avoided by both retail and institutional investors due to fear that the share prices are easily manipulated and there exists potential for fraud. Many of the stocks traded on the OTC:BB are considered to be thinly traded microcap or penny stocks. Listing the HTWC shares on the OTC:BB is an embarrassment to the stockholders and should be listed on the NASDAQ Composite Market where they would receive more exposure to trading.

BASIS FOR OMISSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials because the Company lacks the power or authority to implement the Proposal. (Rule 14a-8(i)(6)).

DISCUSSION OF BASIS FOR OMISSION

The Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) permits the omission of a proposal or supporting statements if they require the Company to take an action that it is unable to take because it lacks the power or authority to do so. Staff Legal Bulletin No. 14 (July 13, 2001), reminds stockholders that when drafting a proposal, they should consider whether such an action is within the scope of a company's power or authority. The Proposal asks stockholders to approve listing the Company's common stock on the NASDAQ Stock Market, which the Company is unable to do because it does not qualify for initial listing on NASDAQ's smallest stock market, the NASDAQ Capital Market.

The NASDAQ Capital Market provides for three initial listing standards of which the Company must satisfy one of such standards. For the Staff's convenience, we have enclosed a summary of the listing standards of the NASDAQ Capital Market as available via NASDAQ's website (attached as Exhibit D).

All three initial listing standards contain a requirement of 1 million publicly held shares. See NASDAQ Marketplace Rule 4310(c)(7). Publicly held shares are defined as total shares outstanding, less any shares held by officers, directors or beneficial owners of 10% or more of a company's stock. As of January 7, 2009, the Company had 2,334,000 shares of its common stock outstanding. As of the same date, Hometown Bancorp MHC, the mutual holding company parent of the Company owned 1,309,275 shares or 56.1% of the Company's outstanding shares of common stock. Also as of the same date, the directors and executive officers of the Company beneficially owned 53,017 shares (not including shares allocated under the Company's Employee Stock Ownership Plan) or 2.3% of the Company's outstanding common stock. As a result, the Company's publicly held shares of common stock is 971,708 shares which is less than the 1 million publicly held shares required by NASDAQ rules.

A second NASDAQ Capital Market requirement that the Company fails to meet is the requisite market value of the publicly held shares of stock. Two of the NASDAQ Capital Market initial listing standards require market value of publicly held shares of stock to be $15 million while a third standard requires $5 million. See NASDAQ Marketplace Rule 4310(c)(2). Based on the Company's last bid price as of January 7, 2009 of $4.35 multiplied by the Company's publicly held shares of 971,708, the market value of the Company's publicly held shares is $4.2 million which is less than the required standards discussed above.

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials because the Company lacks the power and authority to implement the Proposal and, thus, contrary to Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(6).

If you have any questions or require any additional information regarding this request, please do not hesitate to call me at (202) 274-2037.

Sincerely,

Lawrence M.F. Spaccasi

cc: Thomas F. Gibney, President and Chief Executive Officer,
Hometown Bancorp, Inc.
Stephen W. Dederick, Vice President and Chief Financial Officer,
Hometown Bancorp, Inc.
John M. Smith
(VIA overnight mail)

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2008

Ms. Judith B. Weyant
Corporate Secretary
Hometown Bancorp, Inc
12 Main Street,
Walden, New York 12586

Dear Ms. Weyant,

In accordance with the instructions described on page 27 of the Hometown Bancorp, Inc. Notice of 2008 Annual Meeting of Stockholders, I respectfully submit the following proposals for inclusion in the proxies for the 2009 Stockholders Meeting.

Proposal No. 1. Hometown Bancorp, Inc. stock should be delisted from the OTC:BB or "Pink Sheet" and moved to be listed on the NASDAQ Composite Market.

RATIONALE/EXPLANATION: The OTC:BB, where Hometown Bancorp, Inc. stock is listed, is generally avoided by both retail and institutional investors due to fear that the share prices are easily manipulated and there exists potential for fraud. Many of he stocks traded on the OTC:BB are considered to thinly traded microcap or penny stocks. Listing the HTWC shares on the OTC:BB is an embarrassment to the stockholders and should be listed on the NASDAQ Composite Market where they would receive more exposure to trading.

Proposal No 2. That at the end of the 2009 Stockholders Meeting, and all subsequent stockholders meetings, that the president and/or chief executive officer, and other appropriate officers be available in public to answer questions from the stockholders in attendance or by correspondence.

RATIONALE/EXPLANATION: At the end of the 2008 Stockholders Meeting, after reading his speech, Mr. Gibney quickly adjourned the meeting to avoid answering any questions for the stockholders in the audience. The president and/or chief executive officer and other appropriate officers should welcome the opportunity to answer any questions, in a public forum, regarding the operations of Hometown Bancorp, Inc. instead of trying to avoid them.

Proposal No. 3: Employees of Walden Federal S&L Assn. should be discouraged from purchasing shares of Hometown Bancorp, Inc. stock.

RATIONALE/EXPLANATION: Because the stock is thinly traded and inappropriately listed on the OTC:BB, there is no way that the HTWC stock could ever be considered a growth or value stock suitable for any employee's retirement, savings, or portfolio accounts. The stock is down approximately forty percent from its offering price, and there has been no indication from management that they intend to conduct any business that will enhance to value of the stock.

Proposal No. 4: Total compensation for Thomas F. Gibney, President and CEO, be reduced by thirty percent (30%) for the 2009 calendar year.

RATIONALE/EXPLANATION: In a well rehearsed presentation at the May 14, 2008 Stockholders Meeting, in less than ten seconds, Mr. Gibney addressed the decline in the HTWC stock price as due to "market conditions". He said that business was not subject to subprime mortgages, but did not offer any plan to enhance the value of the stock. Other than overseeing the day to day operations of Walden Federal S&L, Mr. Gibney's salary, should be reduced by thirty percent (30%).

Proposal No. 5. Hometown Bancorp, Inc should pay its stockholders a dividend, not to exceed ten percent of gross profit.

RATIONALE/EXPLANATION: Since Hometown Bancorp, Inc does nothing to enhance the value of the stock, and since management has no desire to improve the value of the business, stockholders should receive some compensation for being trapped in a valueless investment.

Looking forward to voting on these proposals this coming May, I remain

Yours truly,

John M. Smith

EXHIBIT B

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2037

WRITER'S E-MAIL
lspaccasi@luselaw.com

December 9, 2008

VIA OVERNIGHT MAIL

Mr. John M. Smith

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Notice of Defects Under SEC Rule 14a-8**

Dear Mr. Smith:

On behalf of our client, Hometown Bancorp, Inc. ("Hometown") and in response to your letter dated December 3, 2008 to Judith B. Weyant which was received by Hometown on December 4, 2008, please be advised that Hometown has determined not to include the stockholder proposals (collectively, the "Proposals") contained in your letter in its proxy materials for its annual meeting of stockholders currently scheduled to occur on or about May 14, 2009. The reasons for Hometown's determination to exclude the Proposals pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934 ("Rule 14a-8") are set forth below. Please be advised that Hometown also intends to notify the U.S Securities and Exchange Commission at least 80 days before the filing of its definitive proxy materials that it intends to exclude the Proposals from its proxy materials and will provide you a copy of such correspondence.

Rule14a-8 addresses when a registrant must include a stockholder's proposal in its proxy materials for an annual or special meeting of stockholders. For your reference a copy of Rule 14a-8 is enclosed. Pursuant to Rule 14a-8(b), a stockholder is only eligible to submit a proposal for inclusion in the proxy materials if the stockholder has continuously held company securities of at least $2,000 in market value (or 1% of the company's securities entitled to vote on the proposal) for at least one year by the date you submitted the Proposals. You must continue to hold the requisite amount of Hometown common stock through the date of the stockholders' meeting. Hometown has reviewed its record stockholder list and you are not listed as a record stockholder. If you do beneficially own Hometown common stock through a record owner, in order to be eligible to submit a stockholder proposal, you must submit to Hometown a written statement from the record holder of your securities verifying that at the time you submitted your Proposals, you continuously held the requisite amount of securities for at least one year and include your own written statement that you intend to continue to hold such securities through the date of the stockholders' meeting.

Pursuant to Rule 14a-8(c), a stockholder may only submit one stockholder proposal for a particular stockholders' meeting. You have submitted five proposals and therefore have violated such rule.

In order for Hometown to consider one of your stockholder proposals, you must respond to this notice correcting the above noted deficiencies and such response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. You should direct any such response to:

Ms. Judith B. Weyant
Hometown Bancorp, Inc.
Corporate Secretary
12 Main Street
Walden, New York 12586

Please be advised that Hometown may exclude your Proposals on substantive grounds under Rule 14a-8 if you correct the eligibility and procedural defects in your Proposals within the time frame noted above. If you have any questions or comments, please contact the undersigned at (202) 274-2037.

Sincerely,

Lawrence M.F. Spaccasi

cc: Thomas F. Gibney, President and Chief Executive Officer
Judith B. Weyant, Corporate Secretary

F:\clients\1347-Walden Federal\Ltr Smith 12 08 08.doc

EXHIBIT C

[redacted]

recd 12/24/08

COPY

*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2008

Ms. Judith B. Weyant
Hometown Bancorp, Inc.
Corporate Secretary
12 Main Street
Walden, New York 12586

Dear Ms. Weyant,

Thank you for having your attorney address my request to have five proposals added to the upcoming May, 2009 stockholders meeting. Unfortunately I understand that I may only submit one proposal for consideration. Hopefully the other proposals will be addressed in another venue in the future.

By now you should have received a fax communication from my record holder, TD Ameritrade, indicating that I have been a holder of Hometown Bancorp, Inc stock for at least one continuous year prior to submitting my proposals as outlined in your attorney's letter.

In addition you are advised that I intend to hold the securities through the May, 2009 stockholders meeting which was also denoted in your attorney's letter.

Thank you also for including a copy of Rule 14a-8 of the Securities and Exchange Act of 1934 governing stockholder proposals. I plan to study it carefully so that there will be no questions about any future submittals.

With this in mind, I want to submit my first proposal regarding the listing of Hometown Bancorp shares on the NASDAQ Composite Market instead of the current OTC:BB as explained in my December 3, 2008 letter to you. The proposal and explanation remain the same.

Yours truly,

John M. Smith

John M. Smith

EXHIBIT D

NASDAQ CAPITAL MARKET

INITIAL LISTING

Companies must meet all of the criteria under at least one of the three standards below.

NASDAQ Capital Market Initial Listing Requirements

Requirements	Standard 1	Standard 2[1]	Standard 3	Marketplace Rules[2]
Stockholders' equity	$5 million	$4 million	$4 million	4310(c)(2) 4320(e)(2)
Market value of publicly held shares	$15 million	$15 million	$5 million	4310(c)(2) 4320(e)(2)
Operating history	2 years	N/A	N/A	4310(c)(2) 4320(e)(2)
Market value of listed securities[3]	N/A	$50 million	N/A	4310(c)(2) 4320(e)(2)
Net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years)	N/A	N/A	$750,000	4310(c)(2) 4320(e)(2)
Publicly held shares[4]	1 million	1 million	1 million	4310(c)(7) 4320(e)(5)
Bid price	$4	$4	$4	4310(c)(4) 4320(e)(2)
Shareholders (round lot holders)[5]	300	300	300	4310(c)(6) 4320(e)(4)
Market makers[6]	3	3	3	4310(c)(1) 4320(e)(1)
Corporate governance	Yes	Yes	Yes	4350, 4351 and 4360

[1] Seasoned companies (those companies already listed or quoted on another marketplace) qualifying only under the market value of listed securities requirement must meet the market value of listed securities and the bid price requirements for 90 consecutive trading days prior to applying for listing.

[2] Marketplace Rule 4310 is applicable to domestic (U.S.) and Canadian securities. Marketplace Rule 4320 is applicable to non-U.S. securities other than Canadian securities.

[3] Under Marketplace Rule 4200(a)(20), listed securities is defined as "securities listed on NASDAQ or another national securities exchange".

[4] Publicly held shares is defined as total shares outstanding, less any shares held by officers, directors or beneficial owners of 10% or more. In the case of ADRs, for initial inclusion only, at least 400,000 shall be issued.

[5] Round lot holders are shareholders of 100 shares or more. The number of beneficial holders are considered in addition to holders of record.

[6] An electronic communications network (ECN) is not considered a market maker for the purpose of these rules.